ITEM 8 INFORMATION

The Reporting Person is a party to a Stockholders Agreement, originally dated as of January 26, 2007, and as amended and restated on December 10, 2013, by and among the Issuer, ARAMARK Intermediate HoldCo Corporation (an entity wholly owned by the Issuer), funds affiliated with each of GS Capital Partners (“GSCP”), CCMP Capital Advisors, LLC (“CCMP”) and J.P. Morgan Partners, LLC (“JPM”), Thomas H. Lee Partners, L.P. (“THL”) and Warburg Pincus LLC (“WP” and, together with the Reporting Person, GSCP, CCMP, JPM and THL, the “Investor Stockholders”), the Reporting Person and each of the Management Stockholders party thereto (the “Stockholders Agreement”).

The Stockholders Agreement provides that the funds affiliated with each of GSCP, CCMP, THL and WP will each have the right to designate up to one of the Issuer’s directors, and that the Reporting Person is entitled to serve as a director. The Reporting Person stepped down as a director of the Issuer on February 3, 2015. The Stockholders Agreement requires the Investor Stockholders to vote their shares of Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement; the Management Stockholders have agreed to grant an irrevocable proxy to do so only if and when required by, and as directed by, the Coordination Committee established pursuant to the Stockholders Agreement. The Stockholders Agreement also contains certain transfer restrictions with respect to the shares of Common Stock owned by the parties thereto.

As of December 31, 2014, the aggregate number of shares beneficially owned collectively by the Investor Stockholders, and based on available information, is 121,956,269, which represents approximately 51.8% of the shares of Common Stock of the Issuer outstanding as of December 18, 2014. The Reporting Person disclaims any actual knowledge of any shares of Common Stock that may be beneficially owned by the other parties to the Stockholders Agreement.

The share ownership reported by the Reporting Person does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13G. The Reporting Person may be deemed to be a member of a “group” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the other parties to the Stockholders Agreement. This Schedule 13G shall not be deemed to be an admission that the Reporting Person is a member of such a “group”. The Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement and the inclusion of such other parties’ shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares for the purposes of Section 13(d) of the Exchange Act or otherwise.

Exhibit 99